Filed pursuant to Rule 433 dated August 9, 2013 relating to Amendment No. 1 to Preliminary Pricing Supplement No. 1,000 dated August 9, 2013 to Registration Statement No. 333-178081
Structured Investments	Morgan Stanley $ Knock-Out Notes Based on the Price of Platinum due August 27, 2014
Principal at Risk Securities
General
•
The securities are for investors who seek a platinum-based return and who are willing to risk their principal and forgo current income and upside above the Maximum Payment at Maturity in exchange for the potential of receiving at least the Contingent Minimum Return if the price of platinum has not declined by more than 15%.  If the Final Platinum Price has not declined, as compared to the Initial Platinum Price, by more than 15%, investors will receive, in addition to the principal amount, a return that is the greater of (a) the Contingent Minimum Return of at least 3.3% and (b) the Platinum Return at maturity, subject to the Maximum Payment at Maturity.  If the Final Platinum Price has declined by more than 15% from the Initial Platinum Price, the Payment at Maturity will be solely based on the Platinum Return and you will be exposed on a 1 to 1 basis to the negative performance of the price of platinum over the term of the securities.  The Payment at Maturity may be less, and potentially significantly less, than the stated principal amount of the securities and could be zero.

•	Unsecured obligations of Morgan Stanley maturing August 27, 2014†.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The securities are expected to price on or about August 16, 2013 and are expected to settle on or about August 21, 2013.
•
All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Key Terms
Underlying Commodity:	Platinum
Knock-Out Event:
A Knock-Out Event occurs if the Final Platinum Price has decreased, as compared to the Initial Platinum Price, by more than the Knock-Out Buffer Amount of 15%. Therefore, a Knock-Out Event will occur if the Platinum Return is less than -15%

Knock-Out Buffer Amount:	15%
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred, you will receive a cash Payment at Maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Platinum Return, subject to the Maximum Payment at Maturity. For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Price Performance for Platinum?” on page PS-2.

If a Knock-Out Event HAS occurred, you will receive a cash Payment at Maturity that will reflect the percentage depreciation in the Platinum Price on a 1 to 1 basis. Under these circumstances, your Payment at Maturity per $1,000 principal amount security will be calculated as follows:

$1,000 + ($1,000 x Platinum Return)
If a Knock-Out Event occurs, the Platinum Return will be less than -15% and, therefore, you will lose more than 15%, and possibly all, of your investment. There is no minimum Payment at Maturity.
Contingent Minimum Return:	3.3%.
Maximum Payment at Maturity:	$1,150 per security (115% of the stated principal amount)
Platinum Price:
On any day, the afternoon platinum fixing price per troy ounce gross of platinum for delivery in Zurich through a member of the London Platinum and Palladium Market (“LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such date.

Platinum Return:	Final Platinum Price – Initial Platinum Price Initial Platinum Price
Initial Platinum Price:	The Platinum Price on the Pricing Date
Final Platinum Price:	The Platinum Price on the Valuation Date
Valuation Date:	August 22, 2014†
Maturity Date:	August 27, 2014†
Pricing Date:	August 16, 2013
Issue Date:	August 21, 2013 (3 business days after the Pricing Date)
Estimated value on the Pricing Date:	Approximately $980.00 per security, or within $10.00 of that estimate. See “Additional Terms Specific To The Securities” on page PS-2.
CUSIP / ISIN:	61762GAD6 / US61762GAD60
†
Subject to postponement for non-trading days and certain market disruption events and as described under “Description of Securities — Maturity Date” and “—Valuation Date” in the accompanying preliminary pricing supplement.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 10 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-8 of this document.
Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to public(1)	Fees and commissions(1)(2)	Proceeds to issuer(3)
Per security	100%	1%	99%
Total	$	$	$
(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

(2)
Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this document and “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page PS-13.
THE AGENT FOR THIS OFFERING, MORGAN STANLEY & CO. LLC (“MS & CO.”) , IS OUR WHOLLY-OWNED SUBSIDIARY. SEE “SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST” BELOW.
THE SECURITIES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

August 9, 2013

Additional Terms Specific to the Securities

You should read this document together with the prospectus dated November 21, 2011, as supplemented by the prospectus supplement dated November 21, 2011 and amendment no. 1 to preliminary pricing supplement dated August 9, 2013.  This document, together with the documents listed below, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the securities involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Amendment no. 1 to preliminary pricing supplement No. 1,000 dated August 9, 2013:
http://www.sec.gov/Archives/edgar/data/895421/000095010313004835/dp40119_424b2-ps1000a.htm

•	Prospectus supplement dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004876/dp27245_424b2-seriesf.htm

•	Prospectus dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004877/dp27266_424b2-debt.htm

Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or prospectus. As used in this document, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date will be less than $1,000. We estimate that the value of each security on the Pricing Date will be approximately $980.00, or within $10.00 of that estimate. Our estimate of the value of the securities as determined on the Pricing Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Underlying Commodity. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying Commodity, instruments based on the Underlying Commodity, volatility and other factors including current and expected interest rates, as well as an interest rate related to the implied interest rate at which our conventional fixed rate debt trades in the secondary market (the “secondary market credit spread”).

What determines the economic terms of the securities?

In determining the economic terms of the securities, we use an internal funding rate which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more terms of the securities, such as the Knock-Out Buffer Amount, the Maximum Payment at Maturity or the Contingent Minimum Return, would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which Morgan Stanley & Co. LLC, which we refer to as MS & Co., purchases the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Commodity, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the Issue Date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Commodity, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time.

What is the Return on the Securities at Maturity Assuming a Range of Price Performance for Platinum?

The following table and graph illustrate the return on the securities and the Payment at Maturity for a range of hypothetical percentage changes in the Final Platinum Price, depending on whether or not a Knock-Out Event has occurred. The “Return on Securities” as used in this document is the number, expressed as a percentage, that results from comparing the Payment at Maturity per security to the $1,000 stated principal amount. The hypothetical returns set forth below reflect the maximum Payment at Maturity of $1,150 per security (a return of 15% on the securities) and the Contingent Minimum Return of 3.3% and assume an Initial Platinum Price of $1,500. The actual Initial Platinum Price will be determined on the Pricing Date. The hypothetical returns set forth below are for illustrative purposes only and do not reflect the actual returns applicable to a purchaser of the securities.

Final Platinum Price	Platinum Return	Payment on the Securities	Return on Securities
$3,000.00	100.00%	$1,150	15%
$2,700.00	80.00%	$1,150	15%
$2,400.00	60.00%	$1,150	15%
$2,100.00	40.00%	$1,150	15%
$1,800.00	20.00%	$1,150	15%
$1,725.00	15.00%	$1,150	15%
$1,650.00	10.00%	$1,100	10.00%
$1,537.50	2.50%	$1,033	3.3%
$1,500.00	0.00%	$1,033	3.3%
$1,425.00	-5.00%	$1,033	3.3%
$1,350.00	-10.00%	$1,033	3.3%
$1,275.00	-15.00%	$1,033	3.3%
$1,260.00	-16.00%	$840	-16.00%
$1,200.00	-20.00%	$800	-20.00%
$900.00	-40.00%	$600	-40.00%
$600.00	-60.00%	$400	-60.00%
$300.00	-80.00%	$200	-80.00%
$0	-100.00%	$0	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the securities set forth in the table on the previous page are calculated.

Example 1:  The Platinum Price decreases from the Initial Platinum Price of $1,500 to a Final Platinum Price of $600. Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of 3.3% and is therefore exposed to the negative performance of platinum on a 1 to 1 basis. The investor receives a Payment at Maturity based on the Platinum Return of –60%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –60%)  = $400

Example 2:  The Platinum Price increases from the Initial Platinum Price of $1,500 to a Final Platinum Price of $1,650.  Because a Knock-Out Event has not occurred and the Platinum Return of 10% is greater than the Contingent Minimum Return of 3.3%, the investor receives a Payment at Maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 10%)  = $1,100

Example 3:  The Platinum Price increases from the Initial Platinum Price of $1,500 to a Final Platinum Price of $2,400.  Because a Knock-Out Event has not occurred and the Platinum Return of 60% would result in a Payment at Maturity that is greater than the maximum Payment at Maturity, the investor receives the maximum Payment at Maturity of $1,150 per security.

Although the Final Platinum Price has increased from the Initial Platinum Price by 60% in this example, the Payment at Maturity is limited by the maximum Payment at Maturity of $1,150 per security.

Example 4:  The Platinum Price decreases from the Initial Platinum Price of $1,500 to a Final Platinum Price of $1,425. Because a Knock-Out Event has not occurred, the investor receives the benefit of the Contingent Minimum Return of 3.3% and therefore a Payment at Maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 3.3%)  = $1,033

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The securities provide the opportunity to participate in the appreciation of the price of platinum at maturity, subject to the Maximum Payment at Maturity. If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of 3.3%, or a minimum Payment at Maturity of $1,033 for each security. However, if a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% decline in the Platinum Price, as compared to the Initial Platinum Price. Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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EXPOSURE TO PLATINUM — Investors who believe they have underweight exposure to commodities can use the securities as an alternative to a direct investment in platinum and gain access to platinum and obtain a measure of underlying asset class diversification from traditional fixed income/equity investments.

•
CAPITAL GAINS TAX TREATMENT — You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the securities offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the securities is respected, the following U.S. federal income tax consequences should result based on current law:

▪	A U.S. Holder should not be required to recognize taxable income over the term of the securities prior to settlement, other than pursuant to a sale or exchange.

▪
Upon sale, exchange or settlement of the securities, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the securities. Such gain or loss should be long-term capital gain or loss if the investor has held the securities for more than one year, and short-term capital gain or loss otherwise.

Please read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the securities.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the securities should read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying preliminary pricing supplement.

The discussion in the preceding paragraphs under “Capital Gains Tax Treatment” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying preliminary pricing supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in platinum.  These risks are explained in more detail in the “Risk Factors” section of the accompanying amendment no. 1 to preliminary pricing supplement dated August 9, 2013.

•
THE SECURITIES DO NOT PAY INTEREST OR GUARANTEE A RETURN OF ANY PRINCIPAL AT MATURITY— The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the securities at maturity and do not pay you interest on the securities. If a Knock-Out Event occurs, meaning the Final Platinum Price has declined from the Initial Platinum Price by more than the Knock-Out Buffer Amount of 15%, you will be fully exposed to any depreciation in the price of platinum. If a Knock-Out Event has occurred, because the Platinum Return will be less than -15% in this scenario, the Payment at Maturity on each security will be less than 85% of the stated principal amount of the securities.  There is no minimum Payment at Maturity and consequently, the entire principal amount of your investment is at risk.

•
YOU WILL LOSE THE BENEFIT OF THE CONTINGENT MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS— If a Knock-Out Event occurs, the Payment at Maturity will be limited to the performance of the price of platinum and you will lose the benefit of the Contingent Minimum Return. As a result, you will be exposed on a 1 to 1 basis to any decline in the price of platinum.

•
YOUR APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the securities will be limited by the Maximum Payment at Maturity. The Payment at Maturity will never exceed the Maximum Payment at Maturity even if the Final Platinum Price is substantially greater than the Initial Platinum Price.

•
THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which Morgan Stanley & Co. LLC, which we refer to as MS & Co., may be willing to purchase or sell the securities in the secondary market. We expect that generally the Platinum Price on any day will affect the value of the securities more than any other single factor.  However, because the payout on the securities is not directly correlated to the Platinum Price, the securities will trade differently from platinum. Other factors that may influence the value of the securities include:

•	the market price of platinum and futures contracts on platinum, including in relation to the Knock-Out Buffer Amount, and the volatility (frequency and magnitude of changes in value) of such prices;

•	trends of supply and demand for platinum generally;

•	interest and yield rates in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect platinum or commodities markets generally and which may affect the Platinum Price;

•	the time remaining until the maturity of the securities; and

•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you are able to sell your securities prior to maturity. For example, you may have to sell your securities at a substantial loss if the price of platinum has declined and especially if a Knock-Out Event is likely to occur in light of the then-current Platinum Price.

You cannot predict the future prices of platinum based on its historical prices. The Platinum Price may decrease by more than the Knock-Out Buffer Amount such that you will be exposed on a 1 to 1 basis to any decline in the price of platinum and, as a result, you may lose some or all of your investment at maturity. There can be no assurance that the Final Platinum Price will increase or that a Knock-Out Event will not occur so that you do not suffer a loss on your initial investment in the securities.

•
THE RETURN ON THE SECURITIES IS LINKED TO A SINGLE COMMODITY, AND THE PRICE OF PLATINUM MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE SECURITIES IN UNFORESEEABLE WAYS — Investments, such as the securities, linked to the price of a single commodity, such as platinum, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors.

The price of platinum to which the return on the securities is linked is the afternoon platinum fixing price per troy ounce gross of platinum for delivery in Zurich through a member of the LPPM authorized to effect such delivery. Since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, the Russian Federation and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries and the automotive industry. Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The Payment at Maturity on the securities is linked exclusively to the price of platinum and not to a diverse basket of commodities or a broad-based commodity index. The price of platinum may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of platinum may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.

•
THE AMOUNT PAYABLE ON THE SECURITIES IS NOT LINKED TO THE PRICE OF PLATINUM AT ANY TIME OTHER THAN THE VALUATION DATE — The Final Platinum Price will be based on the Platinum Price on the Valuation Date, subject to adjustment for non-trading days and certain market disruption events. Even if platinum appreciates prior to the Valuation Date but then drops by the Valuation Date, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the Platinum Price prior to such drop. Although the actual Platinum Price on the stated Maturity Date or at other times during the term of the securities may be higher than the Final Platinum Price, the Payment at Maturity will be based solely on the Platinum Price on the Valuation Date.

•
THE SECURITIES WILL NOT BE LISTED AND SECONDARY TRADING MAY BE LIMITED — The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•
HEDGING AND TRADING ACTIVITY BY OUR SUBSIDIARIES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — One or more of our subsidiaries and/or third-party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the price of platinum), including trading in related futures, forwards and/or options contracts as well as in other instruments related to platinum. Some of our subsidiaries also trade platinum and other financial instruments related to platinum on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could increase the Initial Platinum Price and, as a result, could increase the level above which the Platinum Price must be on the Valuation Date so that you do not suffer a loss on your initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities could potentially affect the Platinum Price, including the Platinum Price on the Valuation Date, and whether a Knock-Out Event occurs, and, accordingly, the amount of cash, if any, you will receive upon a sale of the securities or at maturity.

•
THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES– Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

•
The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the Issue Date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Commodity, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

•
THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE– These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” above.

•
THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

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THE CALCULATION AGENT, WHICH IS A SUBSIDIARY OF THE ISSUER, WILL MAKE DETERMINATIONS WITH RESPECT TO THE SECURITIES — As calculation agent, MSCG will determine the Initial Platinum price, the Final Platinum Price and whether a Knock-Out Event or a market disruption event has occurred, and will calculate the amount of cash you will receive at maturity, if any. Any of these determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the Platinum Price in the event of a market disruption event, may adversely affect the payout to you at maturity. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

•
LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT THE RETURN ON AND VALUE OF YOUR SECURITIES — Futures contracts and options on futures contracts, including those related to the underlying commodity, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. The CFTC adopted interim and final position limits that would have applied to a party’s combined futures, options and swaps position in any one of 28 physical commodities and economically equivalent futures, options and swaps. These limits would have, among other things, expanded existing position limits applicable to options and futures contracts to apply to swaps and applied them across affiliated and controlled entities and accounts. The CFTC’s position limit rules were due to take effect on October 12, 2012, but the U.S. District Court for the District of Columbia vacated the position limit rules and remanded them to the CFTC. The CFTC has appealed the court’s decision. If position limit rules are ultimately upheld in an appeal or if substantially similar rules are adopted and implemented by the CFTC, such rules could interfere with our ability to enter into or maintain hedge positions in instruments subject to the limits, and consequently, we may need to decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in the underlying commodity or futures contracts on the underlying commodity or related contracts. Similarly, other market participants would be subject to the same regulatory issues and could decide, or be required to, sell their positions in the underlying commodity or futures contracts on the underlying commodity or related contracts. While the effect of these or other regulatory developments are difficult to predict, if this broad

•
market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of the underlying commodity or futures contracts on the underlying commodity and therefore, the value of the securities.

•
INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING IN FUTURES CONTRACTS OR IN FORWARD CONTRACTS ON PLATINUM — Investing in the securities is not equivalent to investing in platinum or in futures contracts or in forward contracts on platinum. By purchasing the securities, you do not purchase any entitlement to platinum, or futures contracts or forward contracts on platinum. Further, by purchasing the securities, you are taking credit risk of Morgan Stanley and not to any counter-party to futures contracts or forward contracts on platinum.

•
SUSPENSION OR DISRUPTION OF MARKET TRADING IN COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the underlying commodity and, therefore, the value of the securities.

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THERE ARE RISKS RELATING TO TRADING OF COMMODITIES ON THE LONDON PLATINUM AND PALLADIUM MARKET — Platinum is traded on the London Platinum and Palladium Market, which we refer to as the LPPM. The price of platinum will be determined by reference to the fixing price reported by the LPPM. The LPPM is a self-regulatory association of bullion market participants. Although all market-making members of the LPPM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LPPM itself is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of platinum may be adversely affected. The LPPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN – Please read the discussion under “Selected Purchase Considerations―Capital Gains Tax Treatment” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the securities. If the IRS were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities might differ significantly from the tax treatment described in the Tax Disclosure Sections. For example, under one possible treatment, the IRS could seek to recharacterize the securities as debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance (as adjusted based on the difference, if any, between the actual and the projected amount of any contingent payments on the securities) and recognize all income and gain in respect of the securities as ordinary income. Because the securities provide for the return of principal except in the case of a knock-out event, the risk that a security would be recharacterized, for U.S. federal income tax purposes, as a debt instrument giving rise to ordinary income, rather than as an open transaction, is higher than with other commodity-linked securities that do not contain similar provisions. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including

•	possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

The proceeds we receive from the sale of the securities will be used for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page PS-2  above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we will hedge our anticipated exposure in connection with the Securities by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to take positions in swaps and futures contracts on the Underlying Commodity or positions in any other available instruments that they may wish to use in connection with such hedging. Such purchase activity could potentially increase the Initial Platinum Price and, as a result, could increase the level above which the Final Platinum Price must be on the Valuation Date so that you do not suffer a loss on your initial investment in the Securities. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Securities by purchasing and selling swaps and futures contracts on the Underlying Commodity or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments on the Valuation Date. We cannot give any assurance that our hedging activities will not affect the value of the Underlying Commodity and, therefore, adversely affect the value of the Securities or the payment you will receive at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the Platinum Price from January 1, 2008 through August 5, 2013. The Platinum Price on August 5, 2013 was $1,444.00. We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. In addition, the Platinum Price will not be determined with reference to data published by Bloomberg.

The historical performance set out in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Final Platinum Price. We cannot give you any assurance that the Platinum Price will increase or that a Knock-Out Event will not occur so that you do not suffer a loss on your initial investment in the Securities.

Historical Platinum Prices

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)
we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering. J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from MS & Co. for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities. When MS & Co. prices this offering of securities, it will determine the economic terms of the securities such that for each security the estimated value on the Pricing Date will be no lower than the minimum level described in “Additional Terms Specific To The Securities” on page PS-2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.